UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

ConvergeOne Holdings, Inc.

(Name of Subject Company)

ConvergeOne Holdings, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

212481105

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6277

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Mehdi Khodadad

John T. McKenna

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by ConvergeOne Holdings, Inc., a Delaware corporation (“ConvergeOne”), with the Securities and Exchange Commission on November 21, 2018, relating to a tender offer (the “Offer”) by PVKG Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation, to acquire all of the outstanding shares of common stock of ConvergeOne, $0.0001 par value per share (the “Shares”), for $12.50 per Share, to be paid to the holder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018, and the related Letter of Transmittal, each of which is contained in the Tender Offer Statement on Schedule TO, dated November 21, 2018, and may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain disclosures as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by adding a new section entitled “Final Results of the Offer” immediately following the section entitled “Extension of the Offer Period” as follows:

“Final Results of the Offer

The Offer expired at 5:00 p.m., Eastern Time, on January 3, 2019 (the “Expiration Time”). As of the Expiration Time, (i) a total of 73,678,798 Shares (not including Shares tendered by notice of guaranteed delivery) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 97.48% of outstanding Shares, and (ii) notices of guaranteed delivery had been delivered for 1,141,079 Shares, representing approximately 1.5% of outstanding Shares. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition to the Offer, and all other conditions to the Offer were satisfied. Purchaser accepted for payment and exchange all such Shares validly tendered and not validly withdrawn.

Following the consummation of the Offer, on January 4, 2019, PVKG and Purchaser completed the acquisition of ConvergeOne through the Merger in accordance with Section 251(h) of the DGCL. Following the Merger, all Shares will be delisted from the Nasdaq Global Market and deregistered under the Exchange Act.

The joint press release issued by CVC Capital Partners and ConvergeOne announcing the completion of the Offer and the closing of the Merger is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit No.	Description

(a)(10)	Joint Press Release of CVC Capital Partners and ConvergeOne on January 4, 2019 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERGEONE HOLDINGS, INC.

By:	/s/ John A. McKenna, Jr.
Name:	John A. McKenna, Jr.
Title:	President, Chief Executive Officer and Chairman of the Board

Dated: January 4, 2019